Exhibit 99.1

Uni-Fuels Announces Effective Date of Share Consolidation

SINGAPORE, Oct 29, 2026 (GLOBE NEWSWIRE) – Uni-Fuels Holdings Limited (“Uni-Fuels” or the “Company”) (Nasdaq: UFG), a global provider of marine fuel solutions headquartered in Singapore, today announced that it will effect a share consolidation of its Class A ordinary shares of par value US$0.0001 each and Class B ordinary shares of par value US$0.0001 each at a ratio of 1-for-10, effective on November 3, 2026 (the “Share Consolidation”). The Company’s Class A ordinary shares are expected to begin trading on a post-consolidation basis at the open of the market session on November 3, 2026. Upon the market opening on November 3, 2026, the Company’s Class A ordinary shares will continue to be traded on The Nasdaq Stock Market under the symbol “UFG” with the new CUSIP number G92Y4F134.

Prior to the Share Consolidation, 9,815,000 Class A ordinary shares and 22,650,000 Class B ordinary shares are issued and outstanding. As a result of the Share Consolidation, every 10 shares (or part thereof) will be combined into one (1) share, with fractional shares rounded up to the next whole share, and approximately 981,500 Class A ordinary shares and 2,265,000 Class B ordinary shares will be issued and outstanding after the Share Consolidation. The Company is authorized to issue 500,000,000 number of shares, divided into two Classes consisting of: (i) 450,000,000 Class A ordinary shares of par value US$0.001 each and (ii) 50,000,000 Class B ordinary shares of par value US$0.001 each. All outstanding stock options, warrants and other rights to purchase the Company’s Class A ordinary shares will be adjusted proportionately as a result of the Share Consolidation.

Upon the effectuation of the Share Consolidation, shareholders holding shares through a bank, broker or other nominee will have their shares automatically adjusted to reflect the Share Consolidation. Beneficial holders may contact their bank, broker or nominee for more information. Please direct any questions to your broker or the Company’s transfer agent, VStock Transfer, LLC, by calling +1 (212) 828-8436.

About Uni-Fuels Holdings Limited

Uni-Fuels is a fast-growing global provider of marine fuel solutions with a growing presence across major shipping hubs, including Singapore, Seoul, Dubai, Shanghai, Limassol, and Bangkok. Established in 2021, Uni-Fuels has evolved into a dynamic, forward-thinking company delivering customer-centric, compliant, and reliable fuel solutions across global markets and time zones, supported by 24/7 operational support year-round. Backed by a globally integrated operating platform, experienced industry professionals, and an extensive global supply network, Uni-Fuels has built trusted partnerships with customers, supporting them in achieving their operational objectives and decarbonization goals amid the maritime industry’s ongoing energy transformation.

For more information, visit www.uni-fuels.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of Uni-Fuels’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Uni-Fuels. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

If any of these risks materialize or Uni-Fuels’ assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Uni-Fuels does not presently know, or that Uni-Fuels currently believes are immaterial that could also cause actual results to differ from those contained in the forward- looking statements. In addition, forward-looking statements reflect Uni-Fuels’ current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward- looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Uni-Fuels described in its Form 20-F initially filed with the SEC, as amended, including those under “Risk Factors” therein, together with the risk factors of Uni-Fuels described in its prospectus supplement to the base prospectus filed with the SEC on October 23, 2026 in connection with its registration statement on Form F-3 (File No. 333-292786), including those under “Risk Factors” therein. Uni-Fuels anticipates that subsequent events and developments will cause its assessments to change. However, while Uni-Fuels may elect to update these forward-looking statements at some point in the future, Uni-Fuels specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Uni-Fuels’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact Information

For Investor Relations:

Uni-Fuels Holdings Limited

Email: investors@uni-fuels.com